John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

May 28, 2021

VIA EDGAR

Mr. Scott Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Engine No. 1 ETF Trust

Engine No. 1 Transform 500 ETF and Engine No. 1 Transform Climate ETF

Registration Statement on Form N-1A

(File Nos. 333-249926 and 811-23617)

Dear Mr. Lee:

On behalf of Engine No. 1 ETF Trust (the “Trust”) and each of the separate series thereof, Engine No. 1 Transform 500 ETF (the “Transform 500 Fund”) and Engine No. 1 Transform Climate ETF (the “Transform Climate Fund”, and together with the Transform 500 Fund, the “Funds”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on May 24, 2021 with respect to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File Nos. 333-249926 and 811-23617) (the “Registration Statement”), submitted to the Staff on April 23, 2021, and the prospectuses (each, a “Prospectus”) and statement of additional information (the “SAI”) included therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectuses. Where revisions to the Prospectuses and SAI are referenced in the below responses, such revisions have been reflected in Pre-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

1.	Comment: Please respond to all comments in a letter filed as a correspondence on EDGAR and provide the Staff a courtesy copy of the correspondence via email.

Response: The Trust respectfully acknowledges the Staff’s comment.

Mr. Scott Lee

May 28, 2021

2.	Comment: On p. 1 of each Prospectus, in the description of the fee table, please revise the phrase “buy and hold shares” to “buy, hold and sell shares.”

Response: The Trust has revised the above-referenced language set forth in each Prospectus in response to the Staff’s comment.

3.	Comment: Please add the following disclosure to the description of the fee table on p. 1 of each Prospectus to clarify that an investor may pay other fees that are not reflected in the fee table: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Trust has revised the above-referenced disclosure set forth in each Prospectus in response to the Staff’s comment.

4.	Comment: Please confirm on a supplemental basis that any expense limitation agreements referenced in the fee table will continue in effect for at least one year from the date of effectiveness of the Registration Statement.

Response: The Trust confirms to the Staff on a supplemental basis that there are presently no expense limitation agreements in effect.

5.	Comment: On p. 2 of each Prospectus, in the description of the expense example, please revise “redeem all of your shares” to “redeem or hold all of your shares.”

Response: The Trust has revised the above-referenced language set forth in each Prospectus in response to the Staff’s comment.

6.	Comment: Please move the disclosure in footnote 1 on p. 2 of each Prospectus from the summary section of the Prospectus either to the statutory section of the Prospectus or the SAI.

Response: The Trust has moved the above-referenced disclosure to the main body of each Prospectus in response to the Staff’s comment.

7.	Comment: In the principal investment strategies section on p. 2 of the Transform 500 Fund Prospectus, please either provide examples of the sectors represented in the Underlying Index or delete the reference to the Underlying Index being represented by securities of companies in “all sectors”.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment.

Mr. Scott Lee

May 28, 2021

8.	Comment: In the second paragraph of the principal investment strategies section on p. 2 of Transform 500 Fund Prospectus, please elaborate on what metrics will be used to evaluate whether companies invest in their workers, communities and the environment. Please clarify if the Fund will seek to apply its proxy voting guidelines to all companies in the portfolio and if not, how will it decide which companies to focus on.

Response: The Trust has revised the above-referenced disclosure set forth in each Prospectus in response to the Staff’s comment.

9.	Comment: In the principal investment strategies section on p. 2 of Transform 500 Fund Prospectus, please include risk disclosure relating to activism.

Response: The Trust has revised the above-referenced section in each Prospectus in response to the Staff’s comment.

10.	Comment: Please include the name of the third party proxy voting service either in the second paragraph of the principal investment strategies section on p. 2 of Transform 500 Fund Prospectus and/or in the list of Fund service providers on p. 23 of the Prospectus.

Response: The Trust has revised the above-referenced disclosure set forth in each Prospectus in response to the Staff’s comment.

11.	Comment: In the principal investment strategies section on p. 2 of each Prospectus, please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies, or explain supplementally why the Fund believes such disclosure is not required.

Response: The Trust respectfully refers the Staff to the additional disclosure provided in response to Comment No. 8 above. In particular, the Trust has included a description of its proxy voting guidelines, which will govern voting of any proxies of portfolio companies and are designed specifically to address ESG-related issues that are fundamental to each Fund’s investment thesis.

12.	Comment: Please revise the references to “1927.6 billion” and “2050.7 billion” on p. 2 of the Transform 500 Fund Prospectus to reference “trillion” for clarity.

Response: The Trust has revised the above-referenced disclosure set forth in each Prospectus in response to the Staff’s comment.

13.	Comment: In third paragraph under the principal investment strategies section on p. 2 of the Transform 500 Fund Prospectus, please confirm whether, in addition to REITs, the Fund will invest significantly in any other specific sectors. If so, please include corresponding strategy and risk disclosures.

Response: The Trust advises the Staff on a supplemental basis that given the broad nature of the Underlying Index, the Transform 500 Fund is not presently expected to invest significantly in any other specific sectors other than REITs, though it could in the future have an additional specific sector that becomes significant as a result of market movements or changes in the Underlying Index.

Mr. Scott Lee

May 28, 2021

14.	Comment: Please revise the disclosure relating to investing at least 80% of the Transform 500 Fund’s assets in accordance with the Underlying Index to clarify that such requirement is intended to comply with Rule 35d-1 with respect to investing in accordance with a fund’s name.

Response: The Trust has revised the above-referenced disclosure set forth in each Prospectus in response to the Staff’s comment.

15.	Comment: Please clarify whether the Transform 500 Fund intends to use representative sampling, given the disclosure that the ETF is expected to hold approximately 500 securities at any one time, which is the number of securities held by the Underlying Index. In addition, if the ETF will have “500” in its name, please revise the disclosure in this section to state that the ETF will hold approximately 500 securities, under normal conditions, and remove the qualifier “expected to.”

Response: The Trust has revised the disclosure set forth in the Transform 500 Fund Prospectus to remove the reference to representative sampling. In addition, the Trust has removed the above-referenced qualifying language with respect to its compliance with the naming conventions specified in Rule 35d-1.

16.	Comment: Please delete the first part of the first sentence in the first paragraph on p. 3 of the Transform 500 Fund Prospectus which appears duplicative with disclosure above.

Response: The Trust has deleted the above-referenced disclosure in response to the Staff’s comment.

17.	Comment: Please include risk disclosure for depositary receipts as described on p. 3 of the Transform 500 Fund Prospectus.

Response: The Trust has revised the risk disclosures included in the Transform 500 Fund Prospectus in response to the Staff’s comment.

18.	Comment: Please elaborate on whether the Fund will write options contracts and on the types of swaps contracts it will invest in. If appropriate please include risk disclosure for futures, options and swaps.

Response: The Trust has revised the disclosure set forth in the Transform 500 Fund Prospectus in response to the Staff’s comment. In addition, the Trust advises the Staff on a supplemental basis that in view of the index-based nature of the Transform 500 Fund, it does not presently intend to write options or enter into complex swap arrangements as part of its investment program. As a result, the Trust does not believe that it will be subject to the same level of potential risk from derivatives as other funds that use non-index-based strategies.

Mr. Scott Lee

May 28, 2021

19.	Comment: Please include appropriate risk disclosure on securities lending.

Response: The Trust has revised the risk disclosures included in each Prospectus in response to the Staff’s comment.

20.	Comment: Please uncapitalize the last sentence in the Market Trading Risk disclosure under Principal Investment Risks and combine this risk disclosure with the other ETF-related risk disclosures. In addition, please put all ETF-related risk factors under a single ETF risk discussion.

Response: The Trust has revised the disclosure set forth in each Prospectus in response to the Staff’s comment to reflect the above-referenced revisions.

21.	Comment: Please identify supplementally the broad based index against which performance will be measured for each ETF.

Response: The Trust advises the Staff on a supplemental basis that it intends to measure performance of the Transform 500 Fund against the Morningstar US Large Cap Select Index and to measure performance of the Transform Climate Fund against the Russell 3000 Index.

22.	Comment: Please update the disclosure throughout the Prospectuses to include the length of service with the Fund’s investment adviser, including the starting month and year, of the portfolio manager.

Response: The Trust has revised the disclosure set forth in each Prospectus in response to the Staff’s comment.

23.	Comment: Please enhance disclosure to state whether investment policies may be changed with or without shareholder approval and the time frame for such changes.

Response: The Trust has revised the disclosure set forth in each Prospectus in response to the Staff’s comment.

24.	Comment: We note that the disclosure set forth in the Principal Investment Strategies sections in the prospectus summary and statutory prospectus sections of each Prospectus appear to be identical. Please either remove disclosure from the prospectus summary discussion, or alternatively include enhanced disclosure in the subsequent statutory prospectus discussion.

Response: The Trust has revised the disclosure set forth in each Prospectus in response to the Staff’s comment.

Mr. Scott Lee

May 28, 2021

25.	Comment: Please confirm supplementally why certain risks in the Principal Investment Risks sections of the Prospectuses are italicized but not bolded, and update the formatting as necessary.

Response: The Trust has revised the disclosure set forth in each Prospectus in response to the Staff’s comment.

26.	Comment: Please confirm supplementally that all significant sector risks are included in the section on other risks, and if not, please include the corresponding strategies and risk disclosures.

Response: The Trust confirms to the Staff on a supplemental basis that it believes that the present sector risk disclosures appropriately reflect the material sector risks presently reflected in the Underlying Index.

27.	Comment: Please explain supplementally why investing in illiquid investments as described in the Illiquid Investments Risk disclosure is consistent with the Transform 500 Fund's focus on tracking the Underlying Index.

Response: The Trust advises the Staff on a supplemental basis that it opted to retain risk disclosure regarding illiquid investments given that, in accordance with Rule 35d-1, up to 20% of the Transform 500 Fund’s portfolio may be invested other than in accordance with its Underlying Index. As a result, while the Transform 500 Fund is not presently expected to invest in such illiquid assets, there is a possibility that it may do so in the future. Accordingly, the Trust believes the risk disclosure is appropriate and in line with similar index-based regulated funds.

28.	Comment: Please explain supplementally why it is appropriate to use “Transform” in the name of the Transform Climate Fund given that the Fund intends to invest in companies that are already taking action with respect to climate change.

Response: The Trust advises the Staff on a supplemental basis that the companies that the Transform Climate Fund intends to target for investment are those that are believed to be poised to transform from traditional operating business models to ones that have a focus on a “green” economy, or that are believed to be integral in helping other companies make such a transition. Such companies may include, for example, traditional automobile manufacturers that are leveraging significant resources and efforts towards electric vehicles as well as battery companies that enable such a move. As a result, the Trust believes the use of the word “Transform” is appropriate and in keeping with the Transform Climate Fund’s intended investment strategy.

29.	Comment: Please explain whether the Transform Climate Fund’s ESG criteria is applied to every investment it makes, or only to some of its investments.

Response: The Trust has revised the disclosure set forth in the Transform Climate Fund’s Prospectus in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that, other than temporary investments and cash equivalents that the Transform Climate Fund may hold from time to time, its investment criteria, which includes a distinct ESG component, will be applied to each investment that it makes.

Mr. Scott Lee

May 28, 2021

30.	Comment: In accordance with the names rule under Rule 35d-1, a fund with “climate” in its name should have an 80% policy of either investing in environmentally friendly or climate change related issuers.

Response: The Trust has revised the Transform Climate Fund’s Prospectus to include 35d-1 disclosure in response to the Staff’s comment, including noting that it will invest, under normal circumstances, at least 80% of its assets in portfolio companies that are either poised to transform or are actively in the process of transforming to a more climate-friendly business model, or that provide goods or services that aid other businesses in effecting such a transformation. In addition, the Trust advises the Staff on a supplemental basis that it believes that the type of “transforming” companies that the Transform Climate Fund intends to target warrants retaining “Climate” as part of the fund’s name, as it provides a clear point for investors to easily understand the fund’s investment focus and strategy.

31.	Comment: Please include corresponding investment strategies and risk disclosure with respect to the target companies referenced in the Principal Investment Strategies of the Transform Climate Fund Prospectus.

Response: The Trust has revised the disclosure set forth in the Transform Climate Fund Prospectus to include the additional investment strategies and risk disclosure referenced above in response to the Staff’s comment.

32.	Comment: Please describe in detail the screening criteria the Transform Climate Fund will use (not ones that it may use) and please describe the due diligence practices in applying the screening criteria to portfolio companies. This includes what underlying data the Fund will review to determine if the Fund is transforming itself to meet the growing demand of climate change. If the Fund will not consider companies that already have been meeting the demands of climate change, please describe how these companies will be screened out. If there is no distinction, please explain how “transform” is appropriate in the name of the fund.

Response: The Trust has revised the disclosure set forth in the Transform Climate Fund Prospectus to include an enhanced discussion of the expected investment screening process in response to the Staff’s comment.

33.	Comment: Please provide a plain English explanation of “top-down” data science research and “bottom-up” sector-by-sector and company-by-company analysis.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus in response to the Staff’s comment.

34.	Comment: The Transform Climate Fund has clearly described how it is considering the environmental component of ESG, but less so the “S” and “G” components. If the ETF will be focused on climate, please retain the ESG definition but specify that that the ETF has a specific focus.

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus in response to the Staff’s comment.

Mr. Scott Lee

May 28, 2021

35.	Comment: Please provide a plain English explanation of the meaning of “externalities.”

Response: The Trust has revised the above-referenced disclosure set forth in the Transform Climate Fund Prospectus in response to the Staff’s comment.

36.	Comment: Please include risk disclosure for ADRs and spell out American Depositary Receipts.

Response: The Trust has revised the risk disclosures included in the Transform Climate Fund Prospectus in response to the Staff’s comment.

37.	Comment: Please explain how the Transform Climate Fund plans to work with companies in its portfolio to improve their environmental impact and whether it will be using a third party proxy voting service as for the Transform 500 Fund. If so, please disclose the proxy firm.

Response: The Trust advises the Staff on a supplemental basis that it intends to apply the same proxy voting policy – including proxy voting guidelines – with respect to both Funds, including the Transform Climate Fund. The Trust has revised disclosure set forth in the Registration Statement to reflect that fact in response to the Staff’s comment.

38.	Comment: Please move Appendix A so that it appears at the end of the SAI

Response: The Trust has revised the disclosure set forth in the Registration Statement in response to the Staff’s comment.

39.	Comment: Please fix the name of the Transform Climate Fund on the first page of the SAI.

Response: The Trust has revised the above-referenced disclosure set forth in the Registration Statement in response to the Staff’s comment.

40.	Comment: Please include a policy on concentration for the Transform Climate Fund in the section on Investment Restrictions and Policies in the SAI.

Response: The Trust has revised the above-referenced section of the Registration Statement in response to the Staff’s comment.

Mr. Scott Lee

May 28, 2021

41.	Comment: Per the FAST Act, please include 1933 Act file numbers and hyperlinks to each exhibit identified in the exhibit index, and any other information incorporated by reference in the Registration Statement, if filed on EDGAR.

Response: The Trust acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc: Jennifer Grancio, President / Engine No. 1 ETF Trust